HEALTHWAYS: THE CASE FOR CHANGE

Presentation to Healthways Shareholders

April 2014

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF NORTH TIDE CAPITAL, LLC ("NORTH TIDE"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO HEALTHWAYS, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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EXECUTIVE SUMMARY
INTRODUCTION

- *We believe Healthways shareholders have suffered substantial value destruction over the past decade and yet the Board has done nothing to acknowledge and address the need for change, or hold management accountable for its terrible financial performance and abysmal shareholder returns*

- *North Tide Capital is seeking to replace the 4 current Class II directors of Healthways to restore accountability and credibility at the Company, bring a much needed level of healthcare operating experience, and initiate a long overdue strategic and financial review to maximize shareholder value*

- *One of our nominees, Mac Crawford, has an incredible record of shareholder value creation in similar turnaround situations in the healthcare industry and is available to serve as Executive Chairman with substantial involvement in day to day operations if elected by shareholders and the Board*

- *Our slate, through North Tide Capital's 11% ownership in Healthways, would also bring substantial shareholder representation to the Board, which currently owns less than 2% of the Company*

EXECUTIVE SUMMARY
THE CASE FOR CHANGE: ABYSMAL PERFORMANCE

HWAY's performance record has been abysmal on almost any metric over the past decade, and we believe the Board has done nothing to acknowledge or correct the situation

- *HWAY shares have dramatically underperformed over the past 1 year, 3 years, 5 years, and 10 years*

- *Over the past 5 years, EBITDA has declined 64%, EPS has declined precipitously, and the Company is dangerously close to violating recently modified debt covenants*

- *We believe management and the Board have been terrible stewards of capital: EBITDA was lower in 2013 than it was ten years ago despite roughly $600MM spent on acquisitions, $400MM in capital expenditures, and a 411% increase in debt*

- *Senior management has missed its internal financial targets in 6 out of the past 10 years, including 4 of the last 6 years, and in each of the last 3 years*

- *Management turnover below the CEO has been constant, with 4 COOs in 10 years, and a revolving door among the named executives in the Company's annual reports*

We believe the Company's dismal financial performance and terrible track record over almost any measuring period is without repudiation

EXECUTIVE SUMMARY
THE BOARD'S ACTIONS AND STATEMENTS SUPPORTING THE "STATUS QUO" MAKE NO SENSE

Healthways' Board has inexplicably maintained its support for the strategy and management team currently in place despite the terrible track record, repeated shortfalls, and a "call to action" from the Company's Founder (who resigned over the inaction) as well as its second largest shareholder

"We remain confident that this Board has developed the best strategy to move the Company forward and continue to build a leadership position within our field. <u>The execution of this well-defined strategy led by our CEO and the current management team is the best path for creating long-term value for our stockholders. This team has successfully transformed Healthways</u> from a disease management company to a highly regarded leader in population health management services, while navigating the economic downturn and significant shifts within the healthcare industry generally and in our sector specifically. <u>We just reported one of the most successful years of business development in the Company's history</u>, and we are confident that Healthways is on track to grow in all of its current customer markets in 2014."

- February 28, 2014 in response to our notice to nominate directors

We struggle to understand where the Board finds confidence in either its strategy or the ability of this management to execute against such strategy, we question how the Board can use the term "successfully transformed" given the 64% decline in EBITDA over the last 5 years, and we believe describing 2013 as "one of the most successful years of business development in the Company's history" is frankly misleading given the actual results

Source: Schedule 14A filed with SEC on 2/28/2014.

EXECUTIVE SUMMARY
A CHANCE TO SET A NEW COURSE

If elected, the North Tide slate would immediately seek to initiate a strategic and financial review of the Company focused on:

- *The Silver Sneakers business, which contrary to management commentary, remains a highly separate and distinct business and greatly underappreciated asset in terms of its potential value to shareholders*

- *The core domestic Population Health business, which has been decimated over the last seven years by poor management, but which represents a significant secular growth opportunity*

- *The International business, which has yet to contribute to earnings and likely represents an unnecessary distraction for an already challenged organization*

We will rely on our expertise and experience as operators and investors in the healthcare industry to conduct a thorough evaluation of Healthways' businesses and take the necessary steps toward maximizing shareholder value

6

EXECUTIVE SUMMARY
SHAREHOLDERS HAVE ALREADY SPOKEN

Since we filed our 13-D on 10/28/13, HWAY shares have appreciated more than 50% despite:

- *The company missing 4Q13 earnings and reducing 2014 profit estimates, just a few months after lowering guidance following it's 3Q13 miss*

- *The Company's Founder Tom Cigarran resigning citing an unwillingness of the Board and management to address the need for change*



We believe the performance of HWAY shares since our initial 13-D filing sends a clear message that shareholders want and expect change

EXECUTIVE SUMMARY
THE SELLSIDE IS ALMOST UNIVERSALLY BEARISH ON HWAY

"Earnings misses are not created equal. When a company lays out its opportunities and the risks, and it turns out that one of the risks was quite real, resulting in an earnings miss, the stock has a bad day, but life goes on. On the other hand, when the outlook provided is consistently upbeat, and the market is surprised by a big earnings miss, the short-term consequences have tended to be a lot more severe. In the case of Healthways, we believe the stock could have a very difficult day today as the market works through the downwardly revised numbers. But the sharp change in tone may dredge up memories of the very difficult experience Healthways endured years ago, and whether it is warranted or not, it may again raise questions about the value proposition offered by Healthways and whether the competitive environment is becoming a bigger challenge, with health plans like Aetna, CIGNA, and United providing many of the same kind of services that Healthways offers." Carl McDonald, Citigroup, 10/25/14

"Healthways is guiding for revenue growth and margin expansion in 2014 — Still, we believe consensus estimates for 2014 will be falling, and the appropriate valuation multiple will be up for debate, partly because the company had been so confident about its outlook up to this point. And whether it's warranted or not, the change in guidance may raise questions about the value proposition offered by Healthways and if we're seeing a repeat of the company's difficult experience from years ago." Carl McDonald, Citigroup, 10/25/14

"HWAY missed 3Q consensus expectations and lowered 2013 guidance considerably due to the slower than expected ramp of available risk lives among its health systems customers. 2013 EPS guidance was lowered to ($0.10)-($0.04) from $0.18-$0.28 while rev guidance was cut 8%. HWAY continues to be a show me story, with very little visibility into revenue and earnings projections and the pacing of new contract contributions to the P&L. While management appears to have taken a more conservative approach to health system contributions, we prefer to monitor how these opportunities develop and remain on the sidelines. Maintain Hold." Scott Fidel, Deutsche Bank, 10/25/13

"In summary, Healthways has had a disappointing string of recent results and we see this report continuing that trend. The company continues to point to revenue acceleration due to market acceptance of their products, with that leading to operating leverage and higher earnings. The company also continues to report actual results that fall short of broader market expectations." Joshua Raskin, Barclays, 2/14/14

"It appeared that HWAY significantly de-risked its guidance after lowering its 2013-14 outlook in 3Q, however a revenue recognition adjustment in 4Q resulted in another quarterly miss. To be fair, the miss was in no way related to any performance issues but certainly frustrating nonetheless. HWAY's full 2014 guidance included EBITDA margins that were softer than expected and the company has sizable contracts up for renewal this year amounting to nearly 20% of revenue. HWAY continues to be a show me story, with very little visibility into revenue and earnings projections and the pacing of new contract contributions to the P&L. Maintain Hold." Scott Fidel, Deutsche Bank 2/13/14

"An unexpected accounting issue caused 4Q results to lag our expectations, but we are far more concerned that the profit recovery we had forecast for 2014 seems weaker than we had anticipated and management raised new questions about major renewals for 2015 and beyond. We are tweaking our 2014 forecast as highlighted in the table at right and in the more detailed model at the end of this note. We do not see how investors can pay more than the current price for this stock given the tepid profit expectation we are now modeling for this year and the new uncertainties for 2015 and beyond. Thus, we are lowering our rating from buy to neutral and are removing our price target as is our policy with a neutral rating." Brooks O'Neil, Dougherty & Co., 2/14/14

"This is a company with what we would describe as a board which has generally been highly supportive of the management team rather than one which has been seen to take actions that could have resulted in the creation of more shareholder value." Brooks O'Neil, Dougherty & Co., 2/19/14

"In our view, the market is not against Ben Leedle as the CEO, but not fully supportive either. A change may be viewed as a breath of fresh air for the company resulting in a favorable stock reaction." Tom Carroll 2/19/14

EXECUTIVE SUMMARY

FOUNDER'S RESIGNATION LETTER VALIDATES OUR VIEW

Dear John,

It is with great regret that I resign from the Board of Directors of Healthways, Inc effective immediately.

<u>Over the last 3 years, I have tried directly through you, at board meetings and directly with our CEO to have the necessary steps taken to improve the company's unacceptable operating and financial performance</u>.

Healthways is very well positioned strategically, has many great and dedicated people and can still become not just a good but a great company. <u>As a director and shareholder, I do not believe this can be accomplished without changes in company focus and direction. I am no longer willing to continue as a director and watch this company fail to meet its potential and the reasonable expectations of its shareholders</u>.

Sincerely,

Thomas Cigarran
2/14/14

We note that Mr. Cigarran was by far the largest shareholder (~1%) on the Board

Source: Form 8-K filed with the SEC on 2/14/2014.

EXECUTIVE SUMMARY
THE NORTH TIDE SLATE

North Tide has nominated a slate who would bring an outstanding record of significant shareholder value creation, deep healthcare operating expertise, and meaningful shareholder representation to the Board

- **Edwin "Mac" Crawford**
  - Former Chairman, CVS/Caremark (2007); Chairman and CEO, Caremark Rx
  - *Mr. Crawford has an incredible record of shareholder value creation in similar turnaround situations in the healthcare industry*

- **Bradley S. Karro**
  - Former EVP Business Development, Caremark Rx
  - *Mr. Karro worked closely with Mr. Crawford executing the successful turnaround, acquisitions, and growth at Caremark Rx from 1998-2007*

- **Paul H. Keckley**
  - Former Executive Director of the Deloitte Center for Health Solutions
  - *Dr. Keckley is a highly regarded expert on the U.S. healthcare system and healthcare reform, as well as significant operating experience at a number of healthcare companies*

- **Conan J. Laughlin**
  - Managing Member North Tide Capital, 11% ownership in HWAY
  - *Mr. Laughlin has followed the healthcare industry as an equity research analyst for more than 18 years*

We believe that the opportunity to replace the current leadership team and their record of value destruction with a team led by Mac Crawford and his record of shareholder value creation is a compelling one for shareholders.

EXECUTIVE SUMMARY
THE NORTH TIDE SLATE WOULD BRING SUBSTANTIAL HEALTHCARE EXPERIENCE TO THE BOARD

	North Tide Slate			
	Mac Crawford	**Brad Karro**	**Paul Keckley**	**Conan Laughlin**
Relevant Healthcare Experience	▪ Former Chairman, CVS / Caremark ▪ Former Chairman and CEO, Caremark; saw Total Shareholder return of +516% under leadership ▪ Named Institutional Investor's Best Healthcare Technology and Distribution CEO 2005-2007 ▪ Former CEO, Magellan Health Services	▪ Executive VP at Caremark 1998-2007 ▪ Charter Member of Governor of Tennessee's e-Health Advisory Council	▪ Former Executive Director of the Deloitte Center for Health Solutions ▪ Board Member of the Healthcare Financial Management Leadership Council ▪ Former Board Member at Ohio State University Medical Center; Inderdent; PhyCor	▪ Founder and Portfolio Manager of North Tide Capital, a $1.2 billion Boston-based healthcare investment fund ▪ Equity research analyst covering the healthcare sector since 1995

	Healthways Nominees			
	John Ballantine	**Kevin Wills**	**Warren Neel**	**Daniel Englander**
Relevant Healthcare Experience	▪ None	▪ None	▪ None	▪ None

EXECUTIVE SUMMARY
MAC CRAWFORD'S RECORD OF SHAREHOLDER VALUE CREATION AT CAREMARK WAS OUTSTANDING



Source: Bloomberg total shareholder return analysis assuming all dividends reinvested.
Note: S&P 500 Healthcare index Bloomberg ticker is S5HLTH. Mac Crawford was CEO of Caremark 3/18/1998-3/22/2007 when the CVS / Caremark merger closed.

A DECADE OF VALUE DESTRUCTION

WE BELIEVE TOTAL SHAREHOLDER RETURN HAS BEEN HORRIFIC OVER THE PAST TEN YEARS



Source: Bloomberg total shareholder return analysis assuming all dividends reinvested.
Note: S&P 500 Healthcare index Bloomberg ticker is S5HLTH. Chart end date is 10/28/2013, date of initial North Tide Capital 13D filing.

WE BELIEVE TOTAL SHAREHOLDER RETURN HAS BEEN HORRIFIC OVER ALMOST ANY MEASURING PERIOD



One year



Three year



Five year



Ten year

Healthways — S&P 500 — S&P Healthcare Index

Source: Bloomberg total shareholder return analysis assuming all dividends reinvested.
Note: S&P 500 Healthcare index Bloomberg ticker is S5HLTH. Chart end date is 10/28/2013, date of initial North Tide Capital 13D filing.

HWAY SHARES HAVE ALSO SIGNIFICANTLY UNDERPERFORMED VERSUS PEERS

	Stock price performance through 10/28/13					
	Last ten yrs	Last five yrs	Last four yrs	Last three yrs	Last two yrs	Last 12 mos
S&P 500 Index	68%	87%	69%	49%	37%	25%
S&P Healthcare Index	87%	98%	87%	69%	55%	31%
Peer avg[1]	222%	383%	166%	115%	82%	56%
HWAY	-50%	29%	-38%	3%	55%	13%
HWAY performance gap vs peers	**-272%**	**-353%**	**-204%**	**-112%**	**-27%**	**-43%**

Note: Peer group, as defined in the Healthways 2012 proxy statement, includes: Accretive Heath, The Advisory Board Company, Allscripts, AmSurg, AthenaHealth, Bio Reference Laboratories, Centene, Computer Programs & Systems, Corvel, eHealth, Ensign Group, Fair Isaac Corporation, Hanger Orthopedics, HealthStream, IPC The Hospitalist Company, MedAssets, MediData, Merge Healthcare, Metropolitan Health Networks, Molina, Providence Service Corp, Quality Systems, Skilled Healthcare, U.S. Physical Therapy, Universal American, WebMD. Capella Healthcare excluded from peer group despite being named in the Proxy Statement because it is a private company.

S&P 500 Healthcare index Bloomberg ticker is S5HLTH. Measurement period end date is 10/28/2013, date of initial North Tide Capital 13D filing.

EBITDA DECLINED 64% OVER THE LAST 5 YEARS, AND 52% OVER THE LAST 2 YEARS



Note: Dollar figures in millions. Healthways reported figures for a fiscal year end of 8/31 through 2007 and a fiscal year end of 12/31 in subsequent years. In order to enhance comparability between the fiscal years ended prior to 2007 and subsequent years, figures for fiscal years through 2007 have been adjusted to reflect an assumed fiscal year ended 11/30.

EPS DECLINE HAS BEEN PRECIPITOUS



Note: Dollar figures in millions. Healthways reported figures for a fiscal year end of 8/31 through 2007 and a fiscal year end of 12/31 in subsequent years. In order to enhance comparability between the fiscal years ended prior to 2007 and subsequent years, figures for fiscal years through 2007 have been adjusted to reflect an assumed fiscal year ended 11/30.

THE COMPANY IS DANGEROUSLY CLOSE TO VIOLATING ITS DEBT COVENANTS

Despite having continuously modified the coverage levels under its debt covenants, Healthways remains dangerously close to violating these levels

	F2012A				F2013A				F2014E			
	1QA Mar-12	2QA Jun-12	3QA Sep-12	4QA Dec-12	1QA Mar-13	2QA Jun-13	3QA Sep-13	4QA Dec-13	1QE Mar-14	2QE Jun-14	3QE Sep-14	4QE Dec-14
LTM EBITDA	$110	$109	$101	$89	$88	$78	$70	$58	$58	$61	$67	$86
Total debt	$294	$296	$294	$290	$269	$267	$261	$252	$247	$242	$237	$232
Leverage	2.68	2.71	2.91	3.27	3.04	3.44	3.74	4.33	4.25	3.98	3.54	2.69
Covenant - actual	**3.50**	**4.00**	**4.00**	**4.00**	**3.75**	**5.00**	**5.00**	**4.75**	**4.75**	**4.50**	**4.50**	**4.25**
Covenant - per 7/1/13 agreement						5.00	5.00	4.75	4.75	4.50	4.50	4.25
Covenant - per 6/8/12 agreement		4.00	4.00	4.00	3.75	3.75	3.50	3.50	3.50	3.50	3.50	3.50
Covenant - per 3/30/10 agreement	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50
EBITDA headroom	**$26**	**$35**	**$28**	**$16**	**$17**	**$24**	**$18**	**$5**	**$6**	**$7**	**$14**	**$31**

Note: Dollar figures in millions. 2014 EBITDA estimates based on Bloomberg consensus. Total debt figures assume $5mm debt pay down per quarter. Not all leverage ratios exactly match figures given by management on quarterly earnings calls.

WE BELIEVE MANAGEMENT AND THE BOARD HAVE BEEN TERRIBLE STEWARDS OF CAPITAL

Over the last 10 years under the current leadership:

- *Healthways has spent $1.02bn on capital expenditures and acquisitions to generate cumulative EBITDA of $1.03bn*

- *EBITDA was lower in 2013 than 2004 despite more than $600MM spent on acquisitions and a 414% increase in debt*

- *In our opinion, it should be no surprise that profitability, ROIC and Total Shareholder Return targets are absent from management compensation policies*

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Stock price	$33.35	$44.41	$45.99	$58.37	$11.48	$18.34	$11.16	$6.86	$10.46	$15.35
Shares	34.63	35.97	36.61	37.69	34.07	34.76	34.70	33.27	34.31	35.09
Equity value	**$1,155**	**$1,598**	**$1,684**	**$2,200**	**$391**	**$637**	**$387**	**$228**	**$359**	**$539**
Cash	52	63	155	48	35	2	1	1	2	3
Debt	49	1	0	299	348	257	247	270	290	252
EV	**$1,152**	**$1,535**	**$1,529**	**$2,452**	**$704**	**$892**	**$634**	**$497**	**$647**	**$788**
EBITDA	**$73**	**$76**	**$97**	**$138**	**$151**	**$123**	**$131**	**$113**	**$82**	**$55**
Capital expenditures	$25	$16	$26	$30	$83	$49	$44	$49	$49	$41
Acquisitions	$60	$1	$0	$493	$0	$19	$0	$24	$5	$1

Note: Dollar figures in millions. Healthways reported figures for a fiscal year end of 8/31 through 2007 and a fiscal year end of 12/31 in subsequent years. In order to enhance comparability between the fiscal years ended prior to 2007 and subsequent years, figures for fiscal years through 2007 have been adjusted to reflect an assumed fiscal year ended 11/30.

MANAGEMENT HAS MISSED ITS INTERNAL TARGETS IN 6 OUT OF THE PAST 10 YEARS

Year	Target	Actual	Comment in proxy
2004	Not disclosed	$0.75	"Mr. Leedle did not receive an Annual Incentive Compensation plan award for fiscal 2004 because the Company **did not achieve certain internal revenue and earnings per share targets for fiscal 2004.**"
2007	$1.61	$1.22	"Based on EPS for fiscal 2007, the Named Executive Officers **did not earn any awards under the 2007 Short-Term Incentive Plan. Cash awards under the 2007 Short-Term Incentive Plan were based upon a comparison of our actual EPS and targeted earnings per share as approved by the Compensation Committee for fiscal 2007 at the beginning of the fiscal year,** as well as meeting certain individual qualitative goals and objectives"
2008	$1.92	$1.61	"Based on Domestic EPS for fiscal 2008 and total EPS for 2007, the Named Executive Officers **did not earn any awards under the 2008 Annual Incentive Award Plan or the 2007 Short-Term Incentive Plan, respectively.** Cash awards under these plans were based upon a comparison of our actual EPS and targeted earnings per share as approved by the Compensation Committee at the beginning of the respective fiscal year, as well as meeting certain individual qualitative goals and objectives."
2011	$1.03	$0.98	"Based on Domestic EPS for 2011, the Named Executive Officers **did not earn any performance cash awards or short-term incentive awards due to the Company not meeting or exceeding established targets**"
2012	$0.46	$0.05	"While our performance for 2012 set the stage for expected future revenue growth and margin expansion, as a result of the foregoing factors **we did not achieve our performance targets in 2012 related to our short-term cash incentive awards or long-term performance-based cash awards, and as a result our NEOs earned no short-term cash incentive awards or performance-based cash awards for 2012** (other than Mr. Choueiri whose performance with respect to long-term performance-based cash awards was subject to a market-specific performance target)."
2013	Minimum revenue target of +5% and EBITDA target of $85.5mm	Reported -2% revenue growth and $55mm EBITDA	N/A, Proxy Statement not yet available.

At what point does the Board acknowledge the pattern of terrible financial performance?

Source: Company SEC filings.

WE BELIEVE COMPENSATION HAS BEEN IMPROPERLY STRUCTURED FOR YEARS

Healthways policies

[X] Healthways Long Term Incentive compensation is based entirely on revenue growth for 2013. EBITDA margins have declined from 22% in 2006 to 8% today; does it make sense to ignore margins when structuring long term incentives?

[X] 50% of Healthways' Long Term Incentive compensation was targeted to be paid out in a cash. This compares with their peer group at 22%.

[X] ISS recommended a "No" vote for Healthways "say on pay" in 2012
- Despite a -40% decline in Healthway's share price in 2011 and missing incentive compensation targets, the board decided to grant Ben Leedle 500,000 stock options as a retention bonus in November 2011 and February 2012. The November grant was only nine days after HWAY declined -44% following their the quarter 2011 earnings release

North Tide's View

[✓] Healthways performance based compensation should incentivize **profitable growth** and return on invested capital

[✓] Long Term Incentive compensation should be primarily paid in shares or share-based compensation to align management incentives to Total Shareholder return

[✓] If management misses previously established targets and does not receive incentive compensation, the Board should not bail them out with discretionary retention bonuses. Share based compensation vesting over a long period of time is designed to retain management.

Source: Company SEC filings.

MANAGEMENT TURNOVER BELOW THE CEO LEVEL HAS BEEN A CONSTANT

There have been 4 COOs over the past 10 years, with the longest tenure at 3 years

- Donald Taylor, 2003-2005
- James Pope, 2006-2008,
- Stefen Brueckner, 2009-2010
- Thomas Cox, 2011-2012

There has been no COO since Thomas Cox resigned in 2012

MANAGEMENT TURNOVER BELOW THE CEO LEVEL HAS BEEN A CONSTANT

	CEO	CFO	COO	Senior Advisor	VP, Science & Value	Chief Science Officer	Chief Medical Officer	Exec VP/Chief S&M officer	Exec VP/Chief Strategy officer	Exec VP	Exec VP	President, International	Chief Accounting Officer	VP, Employer Market	VP and General Counsel	Exec VP, Chief Commercial Officer
2013	Ben Leedle	Alfred Lumsdaine										Peter Choueiri	Glenn Hargreaves		Mary Flipse	Michael Farris
2012	Ben Leedle	Alfred Lumsdaine	Thomas Cox									Peter Choueiri			Mary Flipse	Michael Farris
2011	Ben Leedle	Alfred Lumsdaine	Thomas Cox	Stefen Brueckner											James Elrod	
2010	Ben Leedle	Mary Chaput	Stefen Brueckner					Anne Wilkins				Matthew Kelliher		Christopher Cigarran		
2009	Ben Leedle	Mary Chaput	Stefen Brueckner		James Pope			Anne Wilkins				Matthew Kelliher				
2008	Ben Leedle	Mary Chaput	James Pope			James Pope			Robert Stone			Matthew Kelliher				
2007	Ben Leedle	Mary Chaput	James Pope				James Pope	Donald Taylor	Robert Stone		Not named in '07					
2006	Ben Leedle	Mary Chaput	James Pope				James Pope	Donald Taylor	Robert Stone		Matthew Kelliher					
2005	Ben Leedle	Mary Chaput	Donald Taylor				James Pope		Not named in '05		Matthew Kelliher					
2004	Ben Leedle	Mary Chaput	Donald Taylor						Robert Stone		Matthew Kelliher					
2003	Ben Leedle	Mary Chaput	Donald Taylor							Robert Stone						

Source: Company SEC filings.

MANAGEMENT AND BOARD OWNERSHIP IS MINIMAL

HWAY management and Board own less than 2% of the shares outstanding; Tom Cigarran was the only member of the Board with any meaningful ownership (~1%) prior to his resignation.

Board Members and Executive Officers	Title	Total Shares Owned	% Shares Outstanding
Ben R Leedle Jr	President and CEO	262,777	0.75%
Daniel J. Englander	Board	115,000	0.33%
Warren C Neel	Board	53,342	0.15%
Alfred Lumsdaine	EVP and CFO	28,004	0.08%
John W Ballantine	Chairman	26,113	0.07%
Jay C Bisgard	Board	24,431	0.07%
Alison Taunton-Rigby	Board	23,038	0.07%
John A Wickens	Board	14,774	0.04%
Mary Jane England	Board	11,785	0.03%
Peter Choueiri	President, International	9,531	0.03%
William D Novelli	Board	4,248	0.01%
Donato J Tramuto	Board	4,200	0.01%
Glenn Hargreaves	Chief Accounting Officer	4,074	0.01%
Michael Farris	EVP Chief Commercial Officer	173	0.00%
Mary Flipse	VP and General Counsel	149	0.00%
Total		**581,639**	**1.65%**

WE BELIEVE THE BOARD LACKS MEANINGFUL, RELEVANT HEALTHCARE OPERATING EXPERIENCE

Name	Position	Director since	Age	Relevant healthcare experience	Public Board experience other than Healthways	Current number of boards service (public and private)
John Ballantine	Director, Chairman	2003	67	None	Portland General Electric Co.; First Oak Brook Bancshares; Enron	5
Ben Leedle	Director, CEO	2003	52	Healthways CEO	None	2
C. Warren Neel	Director	1991	74	None	Saks	1
Jay Bisgard	Director	2003	70	Medical Director at Pacific Bell, GTE Corporation, and ARCO	None	1
Mary Jane England	Director	2004	74	Professor of Community Health Sciences at Boston University; former President of Washington Business Group on Health; former Associate Commissioner of Mental Health in Massachusetts	None	2
Allison Taunton-Rigby	Director	2005	68	Former CEO of RiboNovix and Aquila Biopharmaceuticals, both biotechnology companies; former CEO of CMT, Inc., a medical device company	Aquila Biopharmaceutials	7
John Wickens	Director	2007	56	Former National Health Plan President of UnitedHealth Group	None	1
William Novelli	Director	2009	71	Former CEO of AARP	None	1
Kevin Wills	Director	2012	47	None	None	1
Donato Tramuto	Director	2013	56	Founder, CEO Vice Chairman of Physicians Interactive Holdings; former CEO of i3, a UnitedHealth subsidiary; founder of Protocare; former General Manager of Caremark Home Care unit, Chairman of Health eVillages Board	None	4
Daniel Englander	Director nominee	N/A	44	None	Ambassadors Intl, Inc; America's Car-Mart, Inc; Copart, Inc.	5

Only three out of the ten non-executive Directors have healthcare operating experience by our estimation[1]

(1) Including Director nominee Daniel Englander.

THE VALUE OPPORTUNITY

WE SEE CONSIDERABLE VALUE IN HWAY SHARES UNDER NEW LEADERSHIP

We believe there is considerable value in HWAY shares that can be unlocked with new leadership; nominating our slate represents the first step in that process

- *We believe Silver Sneakers, as a stand-alone business, could be worth $1B+ which is more than the entire HWAY enterprise value today*

- *We believe the core domestic Population Health business is a significant growth and value creation opportunity, but is in dire need of better management and execution*

- *A strategic and financial review of the entire Company to evaluate the best path forward would be our first initiative as new Board members*

Our slate has the operating track record, healthcare experience and shareholder value focused mindset to be able to unlock this considerable value

SILVER SNEAKERS
A BRIEF OVERVIEW

What is Silver Sneakers?

- *Silver Sneakers is essentially an affinity marketing program designed to get seniors to live a more active and fit lifestyle; roughly 11MM seniors are enrolled or eligible to be enrolled in Silver Sneakers today*

- *Healthways contracts with 1) health plans, which pay a base per member per month fee plus additional usage fees, and 2) health clubs to which Healthways pays a base fee plus usage fees; Healthways' role is to aggregate members and provide engagement and support tools to encourage utilization and overall fitness*

- *Healthways acquired Silver Sneakers (Axia) on Dec 1, 2006 for $450MM in cash; at that time the business generated roughly $160MM in revenue and $30MM in EBITDA[1]*

- *Based on new disclosure from the 4Q13 earnings, we estimate Silver Sneakers generates as much as $300MM in revenue today*

- *Silver Sneakers is headquartered in Chandler, AZ and according to multiple former employees, remains a stand-alone business that could be sold or spun with little disruption to the core Healthways business*

We believe Silver Sneakers has been one of the few success stories at Healthways over the past decade, and its value to shareholders is greatly underappreciated

(1) ~$160mm revenue and ~$30mm EBITDA figures for Axia based on Mary Chaput, former Healthways CFO, comments on 10/12/2006 call regarding the Axia acquisition. She said Axia reported approximately $150mm revenue and commented, "And I would add to Ben's remarks that we expect margins to be approximately the same as ours…" North Tide Capital assumed Axia revenue grows +7% in 2006 off of 2005 $150mm revenue, to $160mm and assumed ~19% EBITDA margins on $160mm revenue results in $30mm EBITDA. Healthways reported EBITDA margins of 22% in FY06, but reported 20.5% EBITDA margins in FY07, which included Axia. Assuming core Healthways margins were 21% in FY07 implies Axia EBITDA margins were approximately 19% for 2007.

SILVER SNEAKERS
THE ECONOMICS OF THE BUSINESS

We conducted an in-depth analysis to better understand the economics of the Silver Sneakers business, including conversations with health plans and a survey of more than 100 affiliated health clubs

- *As a starting point, we know that Silver Sneakers generated roughly $160MM in revenue and $30MM in EBITDA when HWAY acquired the Company in December 2006*

- *Growth since then has been significantly driven by enrollment gains in the Medicare Advantage (MA) market, and Silver Sneakers is the dominant affinity program in the space with 11MM eligible members (out of ~15MM total MA members)*

- *We know from recent disclosure that MA represents 49% of HWAY's consolidated revenue, and that Silver Sneakers represents the majority of that; i.e., the business generates roughly $300MM in revenue today*

- *We estimate HWAY pays on average roughly $700 per month per gym[1] across its network of roughly 15,000 gyms, with figures varying greatly between individual gyms based on member utilization*

- *We assume additional "programming costs" of $30MM, or 10% of revenue, which admittedly is a "guesstimate" – the actual amount could be higher or lower, management won't say*

- *We allocate 50% of the disclosed 2012 corporate G&A expense, or roughly $30MM, to the Silver Sneakers business, although we believe that figure could actually be significantly lower*

Based on these assumptions, we estimate that Silver Sneakers represents more than 100% of the Company's consolidated EBITDA

(1) ~$688 payment per gym per month is the approximate monthly payment based on assumed $2.98 per visit per member payment to each gym and an assumed utilization pattern among members.

SILVER SNEAKERS
THE VALUE TO HWAY SHAREHOLDERS

At a 10x EBITDA multiple, Silver Sneakers could be worth $24/share:

Silver Sneakers Revenue[1]	**$291,845,400**

Silver Sneakers gyms[2]	15,000
x Avg payment to gym, per month[3]	$688
x months	12
- Estimated cost of gyms, annually	$123,795,000
- Additional programming costs[4]	$30,000,000
- Assume 50% of corp. G&A is Silver Sneakers[5]	$30,443,500

= **Estimated Silver Sneakers EBITDA**	**$107,606,900**
Estimated Silver Sneakers EBITDA margin	*37%*

Silver Sneakers Enterprise value @ 10x EBITDA	**$1,076,069,000**
Value of Silver Sneakers, per share	**$24**
% difference vs current HWAY stock price	37%

With roughly $7/share in net debt, and $0 value ascribed to the International segment, the implied value for HWAY's core business today would be less than $0

(1) Silver Sneakers is approximately 40% of total Healthways' revenue, based on Earnings Call Supplement from 2/14/2014 and North Tide Capital assumptions.
(2) Silver Sneakers has approximately 15,000 locations, per Healthways press release on 2/25/14.
(3) North Tide Capital estimate based on Survey of 100 Silver Sneakers locations.
(4) Management claims there are "additional programming costs" which reduce Silver Sneakers' profitability.
(5) Assuming 50% of 2012 General & Administrative expense of $60mm is related to Silver Sneakers.

SILVER SNEAKERS
FINAL THOUGHTS

- *Healthways' management and the Board have provided minimal disclosure to help investors evaluate the Silver Sneakers business, and therefore we have had to make a number of assumptions to build the "cost" side of the model*

- *We believe that on balance our assumptions are reasonable and conservative, and that the $108MM EBITDA figure is "in the ballpark"*

- *Given the actual revenue growth from ~$160MM to $300MM over the last 7 years (~9% CAGR), it is plausible that EBITDA margins have expanded meaningfully over the same time; our $108MM EBITDA figure would imply an incremental margin of roughly 55% on the revenue growth experienced over the last 7 years – high but not unreasonable*

- *Despite rhetoric from management and the Board to the contrary, we strongly believe Silver Sneakers (headquartered in Chandler, AZ) is a highly distinct and separable business from Healthways' core US health and wellness (headquartered in Franklin, TN)*

- *We believe the growth and profitability of Silver Sneakers has masked the magnitude of the deterioration in the Company's core domestic population health business*

- *Whether Silver Sneakers should be sold, spun or retained is a project the North Tide slate will address immediately if elected; whatever the outcome, we believe its value to Healthways shareholders is significant and greatly underappreciated*

THE CORE BUSINESS:
A MISMANAGED ASSET WITH GREAT POTENTIAL

Excluding Silver Sneakers, we estimate the core business has experienced a precipitous decline in revenue and EBITDA



Note: Assumes $160mm Axia revenue and $30mm Axia EBITDA in 2007. Assumes Axia grows revenue by +9% per year to $294mm and that Axia EBITDA in 2013 is $108mm, per North Tide Capital analysis of the Silver Sneakers business.

Dollar figures in millions. Healthways reported figures for a fiscal year end of 8/31 through 2007 and a fiscal year end of 12/31 in subsequent years. In order to enhance comparability between the fiscal years ended prior to 2007 and subsequent years, figures for fiscal years through 2007 have been adjusted to reflect an assumed fiscal year ended 11/30.

FIXING THE CORE BUSINESS WOULD BE SIGNIFICANTLY ACCRETIVE TO EBITDA

We estimate getting the core business to breakeven would add up to $50MM to consolidated in EBITDA

	Total HWAY	Silver Sneakers	International	Implied core business
Revenue	$663	$292	$27	$345
EBITDA	$55	$108	$0	($53)
EBITDA margin %	8%	37%	0%	-15%

HWAY's core business produced $439MM in revenue and $97MM in EBITDA (22% margin) in 2006 prior to its acquisition of Axia (Dec 1, 2006)

Note: Healthways reported $663mm revenue and $55mm EBITDA for 2013. As disclosed in the Earnings Call Supplement available on Healthways' Investor Relations website, Medicare Advantage Plans accounted for 49% of Healthways' 2013 total revenue. North Tide Capital assumed there was some amount of that 49% not from Silver Sneakers. $292mm Silver Sneakers revenue assumes 40% of total Healthways revenue is from Silver Sneakers. Silver Sneakers profitability is based on North Tide Capital analysis. The Earnings Call Supplement also disclosed that 4% of total revenue is from the International Segment. Healthways did not disclose the profitability of the International Segment in 2013, however given that the International segment was barely breakeven in 2012 and revenue actually declined in 2013, North Tide Capital assumes that the International Segment was breakeven in 2013.

THE BOARD SHOULD CONSIDER EXITING THE INTERNATIONAL BUSINESS

We believe HWAY's International segment has never lived up to the hype, has not contributed to earnings, and in all likelihood represents an unnecessary distraction for management

International segment performance							
Year end	Aug-07	Aug-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13
Fiscal year	2007	2008	2009	2010	2011	2012	2013
Revenue	Not disclosed	Not disclosed	$18	$30	$22	$31	$27
EPS	($0.12)	($0.11)	($0.11)	($0.03)	($0.04)	$0.01	Not disclosed

▪ *Today HWAY has contracts in Australia (signed in 2009), Brazil (signed in 2008 and 2013) and France (2011); it's contract in Germany (2007-2010) was not renewed in 2011, and we assume this represents the $8MM decline in revenue from 2010-2011*

▪ *The Company's 4-year contract in France (April 2011) likely represents the revenue growth from 2011-2012; we're not sure why revenue declined in 2013*

▪ *When we contacted Healthways' Brazil office, we were told there are 3 employees in Brazil, two of whom are administrative assistants; according to the Company's website, HWAY is "introducing disease management and wellness to 40 million people around Brazil"*

Source: Company filings, earnings calls, Earnings Call Supplement.
Note: Healthways reported a fiscal year end of 8/31 through 2008. Starting 2009 Healthways' fiscal year ends 12/31.

A PATTERN OF OVERPROMISING AND UNDERDELIVERING

MANAGEMENT "HYPE" HAS BEEN A BIG PART OF THE PROBLEM IN OUR VIEW

- *We have documented a consistent pattern of management irresponsibly promoting various growth opportunities, and downplaying potential risks, most of which have gone the "wrong way", and shareholders have suffered greatly as a result*

- *We believe the Board, with its limited relevant healthcare operating experience, is relying on management's characterization of the Company's growth opportunities, both domestically and internationally, to justify its support for the strategy currently in place*

- *We question how the Board could take seriously the projections and prognostications of a management team that has missed the mark on almost everything it has targeted over the last decade*

- *We believe the North Tide slate would bring a much needed level of accountability to the Board and senior management, and we would expect employees throughout the Company to respond to that favorably*

HYPE: THINGS ARE GETTING BETTER, 2010-2014

Hype: Healthways Management and Board have consistently touted the "strong business development" and "momentum" in the Company's annual reports and public statements over the last 5 years

- "We just reported one of the most successful years of business development in the Company's history, and we are confident that Healthways is on track to grow in all of its current customer markets in 2014." John Ballantine, Proxy statement 2/28/14

- "Healthways' unprecedented business development success in 2011 and 2012 reflects our proven ability to create, measure and deliver higher well-being, better individual and business performance, and lower health-related costs through our unique well-being improvement solutions." Ben Leedle, 2012 Annual Letter

- "One of our core messages entering 2011 was that despite the challenges posed by this disruption, we expected the immediate and near-term opportunities that this transformation would present to Healthways would be substantially positive to our long-term growth prospects. Our ability to execute on these opportunities in 2011 and thus far in 2012 is validating this potential and providing us our most visible path to re-establishing our growth momentum since 2008." Ben Leedle, 2011 Annual Letter

- "Because of our unique capabilities, we expect to add new business during 2011 that will drive growth in 2012 and beyond. We base this expectation on our strong and growing pipeline of potential contracts, of which an unprecedented number seek unusually comprehensive and highly sophisticated solutions desinged to serve large populations." Ben Leedle, 2010 Annual Letter

Reality: Over the last 5 years, revenue has declined each year and EBITDA is 64% lower

Note: Healthways reported a fiscal year end of 11/30 through 2007. Starting 2008 fiscal year ends 12/31.

HYPE: MEDICARE PILOT, 2007

Hype: Healthways participated in two Medicare Health Support (MHS) pilot programs for Medicare enrollees with chronic diseases, primarily Diabetes and Heart Disease, in 2005-2006. Management promoted the potential full roll-out of these programs to the entire Medicare population in 2007 which fueled a significant rise in HWAY shares.

"Such an expansion in turn would open up the largest remaining unpenetrated domestic health and care support market, and based on current estimates, <u>this market will be comprised of nearly 42 million individuals and has a total annual revenue potential of more than $20 billion</u>."
 - Ben Leedle, 7/5/2007 quarterly conference call

Reality: MHS pilot abandoned in January 2008, HWAY shares fall 48% in the first half of 2008



Note: On 1/29/2008 CMS announced that MHS disease management companies needed to reduce claims costs by $300-800 PMPM. Prior expectations had been that claims costs would need to be reduced by 0% to 5%.

HYPE: INSOURCING IS NOT A TREND, 2008

Hype: Despite being well vetted by analysts, Healthways' management directly denied the trend toward insourcing as a risk to their business, mere months before losing a large customer for that very reason

Arthur Henderson, Jefferies & Co.: Okay, okay. And then the next question I have is there has obviously been a **lot of concern voiced lately over the possibility that health plans would increasingly bring the disease management and preventive wellness services in-house**. Can you comment to that at all? If you are seeing that on a broad scale basis or is this something where there is just a few isolated instances?

Ben Leedle: "**We see it as isolated incidents. I think we've been on record for some time believing that pure outsourced solutions and pure in-sourced solutions aren't highly likely from a standpoint of continued approach in marketplace.** In fact, despite the fact that I think people think of us as a pure outsourced play, we have always integrated the work that we do with other capabilities at the health plans. And I think if you look at any of the large national plans or any of the regional plans that you are going to see a preponderance of the activities being what gives the health plan the best opportunity to credibly go to market with solutions that can create sustainable value for their clients and for their membership. **So we don't see a trend**. I know there's been a lot of discussion because of the news for us around BlueCross/BlueShield Minnesota. Remember that we will continue with Minnesota for the remainder of this calendar year at least and we will see how that situation turns out. **But I think to your question, we don't see a trend or an intensifying of internal activities for those health plans that we work with**.

- 2/26/2008 guidance reduction conference call

Reality: Blue Cross and Blue Shield of Minnesota (~$22mm revenue[1]) announced in May 2008 that it would terminate its contract; Cigna announced in October 2011 that it would terminate its contract (~$110mm revenue); combined we estimate these contracts represented close to $50MM in EBITDA

(1) BCBC of Minnesota was approximately 3% of FY2008 revenue, per Ben Leedle's comments on 10/16/08 conference call.

HYPE: INT'L OPPORTUNITY, 2006-PRESENT

Hype: Healthways management has been promoting the international growth opportunity since January 2006

Ben Leedle 1/9/2006: "Real quickly, just briefly, <u>we have sized the early international market based on just a few countries that we're interacting with as big as an opportunity as what our U.S. commercial and domestic, government opportunities are together.</u>"

Ben Leedle 10/16/2008: "Our progress on the international front in fiscal 2008 as well as our ongoing discussions around the world validates that the most urgent healthcare issues we address domestically are also common in other countries. As a result we believe we have strong prospects to expand our international business in 2009 and in the years beyond."

Ben Leedle 1/11/2010: "And then obviously, it's a new emerging business for us. We don't think there is anything unique about the things that we're doing here that don't apply to many, many cultures and many, many places around the world. <u>We're off to a great start there. Obviously, strong outcomes and performance there we believe will lead to continued and rapid expansion on the international front</u>."

Ben Leedle 1/25/2010: "And then, obviously, we have an early start internationally in a good and positive way. Our outcomes there and continued business development, we think, <u>leads to a business that will represent significant growth going forward.</u>"

Source: Healthways earnings calls and presentations.

HYPE: INT'L OPPORTUNITY, 2006-PRESENT

Ben Leedle 3/23/2010: "And then, obviously, we are early in the international market. Our outcomes that get delivered this year of our first contract in Germany and the **opportunity to expand off that will drive the growth**. So we think we are credibly well positioned as a company. Opportunities we think are bigger and better than they've ever been for the company, and it's out in front of us to go execute. And we think we are uniquely positioned and have capabilities that put us in a very differentiated position as the market leader."

Ben Leedle 5/4/2010: "And then obviously a newer part of our company's business internationally, have been operating it for a couple of years now, looking to see the first wave of outcomes and **continued business development that fuels growth in the international market. And we think these are obviously the key factors that will drive the growth for the business going forward**."

Ben Leedle 1/11/2012, JPMorgan Healthcare conference: "So the growth catalyst for Healthways obviously the preparation for health insurance exchanges is driving this, value-based payment, movement away from volume to value, the demand for integration on data and analysis, services and value, **the expansion of these constructs outside the U.S., internationally are happening rapidly.** And the expectation is further demand for further cost reduction and further performance value being accrued in proven ways."

Reality: The International segment represents 4% of revenue today and we believe has yet to generate any profit; how is this business anything more than an unnecessary distraction?

Source: Healthways earnings calls and presentations.

HYPE: ACO OPPORTUNITY, 2013

Hype: In 2013, Healthways' management began promoting the growth opportunity from Accountable Care Organizations (ACOs), specifically with health systems customers, and we believe the share price rose largely on the hype associated with these deals.

"We are just at the initial stages of penetrating our market opportunity that is many times greater than any we've ever been afforded in the 30 plus years of history at Healthways. Further, our business development success over the last 18 months evidenced the strong market demand for innovative, integrated, comprehensive population management solutions, and in particular, specifically for our Well-Being Improvement Solution."

"We have a very active pipeline…We have seen a tremendous amount on RFP business development activity. I think I mentioned on the third quarter that we had over 20 of these health system partnership opportunities in queue, and we continue to work those. We don't see any lightening of the demand from large employers … So, just a continued general push in demand."

- Ben Leedle, 2/7/2013

Reality: "First, I'll reiterate that the primary reason for the reduction in our guidance for 2013 is from a much lower number of risk lives than anticipated from certain health system contracts. Our previous expectations reflected the momentum we experienced in signing six health system contracts and building an active pipeline of new potential health system customers, but did not incorporate the impact of an industry slowdown."

- Ben Leedle 3/5/2013

Source: Healthways earnings calls and presentations.

APPENDIX:
THE NORTH TIDE SLATE

EDWIN "MAC" CRAWFORD

Edwin "Mac" Crawford most recently served as Chairman of CVS Caremark, a Fortune 20 company formed by the 2007 merger of CVS and Caremark Rx. From 1998-2007, Mr. Crawford was CEO of Caremark Rx (and its predecessor MedPartners Inc.). Mr. Crawford joined MedPartners in 1998 when the company, then the country's largest physician practice management company, was struggling amid operating losses, debt obligations of $1.8 billion and major changes in the healthcare industry. He made the strategic decision to sell assets and focus on the small but growing pharmacy benefits management ("PBM") business. Mr. Crawford oversaw dramatic growth of the PBM business, increasing revenues from approximately $2 billion to $9 billion by 2003, while significantly lowering Caremark's debt. In 2004, he orchestrated the acquisition of AdvancePCS, which made Caremark the second-largest PBM, generating over $23 billion in annual revenue. By 2007, Caremark had grown to be a $37 billion PBM managing over 600 million prescriptions when Mr. Crawford led the company through the strategic merger with drug chain CVS in a transaction valued at approximately $27 billion. During Mr. Crawford's nine-year tenure as CEO of Caremark Rx, the total shareholder return was +516% versus the S&P 500 Index total return of +52% and the S&P Healthcare Index total return of +47% over the same period. Mr. Crawford was named Institutional Investor's Best CEO in Healthcare Technology and Distribution for 2005, 2006 and 2007. Previously, Mr. Crawford was Chairman and CEO of Magellan Health Services, which he led through a successful restructuring and turnaround. Mr. Crawford currently serves on the Board of Trustees of Washington & Lee University. He graduated from Auburn University with a degree in Business and with a major in Accounting in 1971.

BRADLEY S. KARRO

<u>Bradley S. Karro</u> is a principal of Hillcote Advisors, a firm focused on investing in and restructuring healthcare companies. Prior to founding Hillcote, Mr. Karro held a number of senior executive positions in the healthcare industry, including serving as Executive Vice President of Caremark Rx, a prescription benefit management company. Mr. Karro served at Caremark Rx from 1998 through 2007 and during his time at Caremark Rx, he was responsible for mergers & acquisitions, integration planning, information technology and Medicare product development. Mr. Karro was also appointed as a charter member of the Governor's e-Health Advisory Council in Tennessee, an organization established to coordinate Tennessee's initiatives leading towards the adoption of electronic medical records. Mr. Karro is currently a member of the Board of Directors of Angiotech Pharmaceuticals, Inc., where he chairs the Audit Committee. Mr. Karro previously served on the Board of Directors of Emageon Inc. Mr. Karro received his B.A. in Honors Business Administration from the University of Western Ontario.

PAUL H. KECKLEY

Paul H. Keckley is the Editor of The Keckley Report and an expert on health industry trends and U.S. health system reform. In his thirty-five year health industry career, Dr. Keckley served as an expert commentator for national media coverage of healthcare reform, CEO of four health care companies funded by private investors, in senior management at Vanderbilt Medical Center and most recently as Executive Director of the Deloitte Center for Health Solutions in Washington, D.C, a position he held from 2006 through 2013. Dr. Keckley currently serves on the board of directors of the Healthcare Financial Management Leadership Council, Western Governors University Advisory Board and Lipscomb University College of Pharmacy. He previously served as an Independent Director at Ohio State University Medical Center, Interdent and PhyCor Inc. and as advisor to the Bipartisan Policy Center in Washington, DC. Dr. Keckley is a member of the Health Executive Network. He received his B.A. at Lipscomb University and his M.A. and PhD from Ohio State University and completed additional graduate studies at Oxford University.

CONAN J. LAUGHLIN

Conan J. Laughlin is the Founder, Portfolio Manager, and Managing Member of North Tide Capital LLC, a Boston-based investment firm with over $1 billion in assets under management. The firm invests in global equities utilizing a value-oriented approach with a dedicated focus on the healthcare sector. Mr. Laughlin has covered the healthcare industry as an equity research analyst since 1995. Prior to founding North Tide, from 2005-2011 Mr. Laughlin was a portfolio manager and sub-adviser to Millennium Management LLC, a multi-billion dollar investment firm based in New York. From 2002-2004, Mr. Laughlin was an equity research analyst covering the healthcare sector in the Asset Management group at American Express in Boston. Prior to joining American Express in 2002, he spent seven years as a sell-side analyst at Morgan Stanley Dean Witter (1995-1997), SG Cowen (1997-1999), and Deutsche Bank Alex. Brown (1999-2002). Mr. Laughlin graduated from the College of William and Mary with a BBA in Finance in 1995. Mr. Laughlin currently serves on the Board of Trustees at The Park School in Brookline, MA.